Taylor W. Bentley
916-558-6129 DIRECT
tbentley@weintraub.com

via EDGAR

January 15, 2016

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	RiceBran Technologies
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 12, 2015
File No. 1-36245

Dear Mr. Schwall:

On behalf of RiceBran Technologies (the “Company”), we are submitting this letter in response to the Staff’s comment letter dated December 23, 2015, in connection with the Company’s Form 10-K for Fiscal Year Ended December 31, 2014, Definitive Proxy Statement on Schedule 14A filed April 30, 2015, and Form 10-Q for Fiscal Quarter Ended September 30, 2015.  We have reproduced the text of the Staff’s original comment in bold-faced, italicized type.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Growth Strategy, page 8

1.	As you appear to have done in each of your annual reports since March 31, 2005, you refer to a “57-subject clinical trial” which “suggested that consumption of [your product] may lower blood glucose levels” of diabetes patients. You also continue to state that you “may develop products which address the use of SRB products as medical foods,” etc. If you retain this reference, please also disclose the date that the trial was conducted. Similarly, if true, please disclose that you have not yet developed any such products nor sanctioned any subsequent trials to confirm the results from the initial trial you reference.

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
SEC/Division of Corporation Finance
January 15, 2016

In light of the Staff’s comment, the Company will provide the date and other requested facts, as applicable, in its future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Undated Condensed Consolidated Financial Statements

Note 10, Debt, page 14

2.	We refer you to Item 401(f) of Regulation S-K, including the Instructions which relate to that Item. Neither of the biographical sketches you provide for Mr. Short (at pages 4 and 14) discloses the Company’s filing for Chapter 11 bankruptcy. Please revise accordingly.

In light of the Staff’s comment, the Company will revise Mr. Short’s biography to include the bankruptcy in its future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10.  Debt, page 14

3.	We note your disclosure that, on November 3, 2015, you entered into an agreement with Full Circle Capital Corporation that amends the Loan, Guaranty and Security Agreement that is Exhibit 10.1 to your Form 8-K filed on May 15, 2015. Please tell us what consideration you gave to filing an Item 1.01 Form 8-K related to the amended agreement.

A registrant is required to file a Form 8-K under Item 1.01 with respect to an amendment to a material definitive agreement only if the amendment is material to the registrant.  The Company did not file a Form 8-K relating to the amendment (“Amendment”) to its Loan, Guarantee and Security Agreement, dated May 12, 2015 (“Loan Agreement”) because the Amendment was not material to the Company.

The purpose of the Amendment was to address the Company’s actual and potential noncompliance under certain financial covenants in the Loan Agreement and to provide the Company with more flexibility in operating its business.  Pursuant to the Amendment, the lender agreed to (i) reduce the amount of available cash that the Company must maintain from October 1, 2015 through March 31, 2016, and (ii) forbear from taking enforcement actions against the Company or increasing the interest rate on the loan with respect to certain financial covenants in the Loan Agreement relating to the periods ending on September 30, 2015 and December 31, 2015.

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
SEC/Division of Corporation Finance
January 15, 2016

The terms of the Amendment relating to the Company’s financial covenants are temporary and do not impact most periods during the term of the loan, which loan matures on June 1, 2018.  Following the periods impacted by the Amendment, the Company expects to be able to satisfy its financial covenants in the Loan Agreement.  In addition, the Amendment does not affect the lending terms that typically are of significant interest to investors, including the amount or term of any lending commitments, the applicable interest rates, the amount payable, or the collateral provided by the Company under the Loan Agreement.  Given these facts, the Company does not believe that the Amendment is material.

As disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, the Amendment requires that if funds are released from an escrow account associated with the Company’s purchase of its Irgovel subsidiary, the Company will use $1.0 million of these funds to repay outstanding amounts under the Loan Agreement.  The Company does not view this requirement as material, particularly in light of the events at the time the statement was made.  At the time, no funds from this escrow had been released, and there was no guarantee that these funds will be released before the maturity date of the loan.  Regardless of the Amendment, and based on the Company expected financial performance, the Company planned to use a portion of any escrow funds that were released to prepay a portion of the loan in order to strengthen the Company’s financial position and to avoid interest costs.

In connection with the submission of this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please feel free to contact me.

Very truly yours,
weintraub|tobin
law corporation

/s/ Taylor W. Bentley